FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of  October 2003
Commission File Number 333-7182-01

                                   CEZ, a. s.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                     ---------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  X          Form 40-F
                                 ---                   ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes              No  X
                                ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________
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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

                     Jiri Vagner appointed CEZ board member

Upon being elected by the Supervisory Board of CEZ, Jiri Vagner, the director of the Temelin nuclear plant, has been appointed as a new member of the Board of Directors of CEZ on October 31, 2003.

By appointing the new member, the demand of the Nuclear Safety Commission for compliance with the Nuclear Act has been met, under which at least one position on the board of CEZ must be held by a qualified professional with at least three years of experience in the area of nuclear energy.

Jiri Vagner
Ing. Jiri Vagner was born in 1956. He graduated from CVUT Prague and VUT Brno. He earned degrees at the Electro-technical Faculty in 1980 in the field of electric machinery, and at the Engineering Faculty of VUT Brno in 1983 (focusing on the operation and management of nuclear power plants). Beginning in 1980, he worked at the Dukovany nuclear plant - from 1983 as the Second Circuit Operator, and from 1984 as the Reactor Operator for putting the first block of the plant into operation. In 1985, he became the Reactor Block Manager, and in 1987 he became the Shift Engineer. In 1990, he was appointed as the Deputy Operation Manager of the Dukovany plant, in 1992 he became the Deputy Director for nuclear and radiation safety, and in 1993 he became the Director of the EDU. After 1999, he worked as the Director for the Setup of Operation at Temelin, of which he has been Director since May 1, 2003. Jiri Vagner is married and has two children (a 22-year old son and a 16-year old daughter). Among his hobbies are books, modern history, skiing and cycling.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        CEZ, a. s.
                                                 ------------------------
                                                       (Registrant)
Date:  October 31, 2003
                                                        /s/ Libuse Latalova
                                                  By:
                                                     ---------------------------
                                                         Libuse Latalova
                                                  Head of Finance Administration